                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2


                            T-3 Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456160100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Thomas R. Denison - First Reserve Corporation, 1801 California St.,
                  Suite #4110, Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

CUSIP No. 456160100                SCHEDULE 13D


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve Corporation
             I.R.S. No.:  06-1210123
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [X]
                                                                                                                           (b) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS*

             N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware


          NUMBER OF                 7       SOLE VOTING POWER

            SHARES                          0

         BENEFICIALLY               8       SHARED VOTING POWER

           OWNED BY                         9,394,217

             EACH                   9       SOLE DISPOSITIVE POWER

          REPORTING                         0

            PERSON                 10       SHARED DISPOSITIVE POWER

             WITH                           9,394,217

 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,394,217

 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                               [ ]

 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             86.1%

 14          TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 456160100                SCHEDULE 13D


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve Fund VIII, L.P.
             I.R.S. No.:  06-1507364
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [X]
                                                                                                               (b) [ ]


3            SEC USE ONLY


4            SOURCE OF FUNDS*

             OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware


          NUMBER OF                 7       SOLE VOTING POWER

            SHARES                          0

         BENEFICIALLY               8       SHARED VOTING POWER

           OWNED BY                         9,394,217

             EACH                   9       SOLE DISPOSITIVE POWER

          REPORTING                         0

            PERSON                 10       SHARED DISPOSITIVE POWER

             WITH                           9,394,217

 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,394,217

 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                   [ ]

 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             86.1%

 14          TYPE OF REPORTING PERSON*

             PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 456160100                SCHEDULE 13D

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve GP VIII, L.P.
             I.R.S. No.:  06-1507318

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [X]
                                                                                                              (b) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS*

             N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware


          NUMBER OF                 7       SOLE VOTING POWER

            SHARES                          0

         BENEFICIALLY               8       SHARED VOTING POWER

           OWNED BY                         9,394,217

             EACH                   9       SOLE DISPOSITIVE POWER

          REPORTING                         0

            PERSON                 10       SHARED DISPOSITIVE POWER

             WITH                           9,394,217

 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,394,217

 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                  [ ]

 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             86.1%

 14          TYPE OF REPORTING PERSON*

             PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 2 to the statement on Schedule 13D amends the statement originally filed on December 27, 2001 by First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation, and relates to the Common Stock, par value $.001 per share (the "Common Stock"), of T-3 Energy Services, Inc., a Delaware corporation (the "Company," "T-3" or "Issuer"), formally known as Industrial Holdings, Inc. ("IHI"). That Schedule 13D is hereby amended as set forth below. The principal executive offices of the Issuer are located at 1311 Northwest Freeway, Suite 500, Houston, Texas 77040.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by replacing the first paragraph with the following paragraph:

         This Schedule 13D Amendment No. 2 ("Amendment 2") is being filed jointly by First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve" and collectively, the "Reporting Persons") to report the purchase by Fund VIII of 751,411 shares of the Company's Common Stock. GP VIII is the general partner of Fund VIII, and First Reserve is the general partner of GP VIII. The Reporting Persons, by and through the holdings of Fund VIII, directly own more than 5% of the issued and outstanding shares of Common Stock.

         The remaining paragraphs of Item 2 are unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following paragraphs at the end of
Item 3:

         On December 31, 2002, pursuant to a Stock Purchase Agreement of the same date by and among Fund VIII, SJMB, L.P. ("SJMB"), and St. James Capital Partners, L.P. ("St. James", collectively with SJMB, the "Sellers"), Fund VIII purchased 751,411 shares (the "Shares") of the Company's Common Stock from the Sellers (657,259 shares from SJMB, and 94,152 shares from St. James) in exchange for a cash payment of $4,824,059. The source of funds for the acquisition of beneficial ownership of the Shares by Fund VIII is proceeds from a prior investment made by Fund VIII, which will be released from an escrow account on or about February 5, 2003 (the "Release Date"). Fund VIII used money obtained through a margin account with Deutsche Bank Alex. Brown (which will be repaid on or about the Release Date) as bridge financing for its purchase of the Shares. Except in relation to its partnership interest in Fund VIII, no funds were acquired directly by GP VIII, or by First Reserve Corporation, for their indirect acquisition of beneficial ownership of the Shares.

         The remaining paragraphs of Item 3 are unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

         The final paragraph of Item 4 is hereby deleted and replaced by the following paragraphs:

         On December 31, 2002, pursuant to a Stock Purchase Agreement of the same date by and among Fund VIII, SJMB, L.P. ("SJMB"), and St. James Capital Partners, L.P. ("St. James", collectively with SJMB, the "Sellers"), Fund VIII purchased 751,411 shares of the Company's Common Stock from the Sellers (657,259 shares from SJMB, and 94,152 shares from St. James) in exchange for an aggregate cash payment by Fund VIII of $4,824,059.

         The Reporting Persons intend to review on a continuing basis their investment in the Company, and from time to time may or may not acquire additional shares, on the open market or otherwise, subject to: the price and availability of the Company's securities; subsequent developments affecting the energy market as a whole; the Company and the Company 's business and prospects; other investment and business opportunities available to Fund VIII, general stock market and economic conditions; and other factors. The Reporting Persons may or may not also decide to dispose of Company securities at any time, including without limitation through adoption and execution of a written plan under Rule 10B5-1 of the Exchange Act OF 1934, or to formulate other purposes, plans or proposals regarding the Company or any of its securities based on all of the above factors and on the eventual liquidation of Fund VIII in accordance with its partnership agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         As of December 31, 2002, the Reporting Persons beneficially owned an aggregate of 9,394,217 shares of the Company's Common Stock, constituting approximately 86.1% of the shares of the Company's Common Stock outstanding as of December 31, 2002. For purposes of computing the percentage of the Company's Common Stock owned by the Reporting Persons, 10,910,612 shares of the Company's Common Stock were outstanding as of December 31, 2002, as reported in the Company's Report on Form 10-Q, filed November 5, 2002.

         (a) As of December 31, 2002, the Reporting Persons are the beneficial owners of T-3 Common Stock in the numbers and percentages set forth in the table below:

                                                            NUMBER OF SHARES         PERCENTAGE OF
                                 REPORTING PARTY           BENEFICIALLY OWNED            CLASS
                                  Fund VIII (1)                9,394,217 (2)             86.1%
                                   GP VIII (1)                 9,394,217 (2)             86.1%
                                First Reserve (1)              9,394,217 (2)             86.1%

         (1) GP VIII is the general partner of Fund VIII and may be deemed to beneficially own the shares of Common Stock owned by Fund VIII. First Reserve, as the general partner of GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by Fund VIII and GP VIII.

         (2) Consists of 9,065,274 shares of the Company's Common Stock held directly by Fund VIII, a warrant to purchase 313,943 shares of the Company's Common Stock at an exercise price of $12.80 per share held directly by Fund VIII, and 15,000 shares of the Company's Common Stock underlying stock options (each with an exercise price of $9.50 per share) issued to Ben A. Guill (options for 5,000 shares), Thomas R. Denison (options for 5,000 shares) and Joseph R. Edwards (options for 5,000 shares) in their capacity as directors of the Company. Fund VIII may be deemed to share dispositive and voting control over the 15,000 shares underlying the options issued to Messers Guill, Denison, and Edwards.

         (b) Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VIII, as the general partner of Fund VIII, and First Reserve, in its role as general partner of GP VIII, shares with Fund VIII the power to cause Fund VIII to dispose of or vote the shares of Common Stock directly held by Fund VIII.

         (c) During the past 60 days, the following transactions were effected:

                             REPORTING                         NUMBER OF     PRICE PER
                               PARTY             DATE           SHARES         SHARE        TRANSACTION
                          Fund VIII            12-31-2002       751,411     $   6.42 (3)      Purchase

         (3) Fund VIII paid $6.42 per share for each of the 751,411 shares of the Company's Common Stock it purchased on December 31, 2002 (the "Per Share Price"), for a total purchase price of $4,824,059 (the "Aggregate Purchase Price"). Pursuant to Section 1.1(b) of the Stock Purchase Agreement discussed in Item 6 of this Amendment 2, the Per Share Price and the Aggregate Price are subject to adjustment to the greater of the following:

                  (A) If Fund VIII purchases 10,000 or more additional shares of the Company's Common Stock (the "Additional Shares") on or before March 1, 2003, and the average price per share paid by Fund VIII for the Additional Shares purchased during such period (the "Subsequent Price") is greater than the Per Share Price paid on December 31, 2003, then the Per Share Price shall be increased to the Subsequent Price, and the Aggregate Purchase Price shall be correspondingly increased; and

                  (B) If on or before March 31, 2003, the closing market price for the Company's Common Stock on the Nasdaq National Market on any three consecutive trading days is equal to or greater than $7.03 per share, then the Per Share Price shall be increased to $7.03 per share, and the Aggregate Purchase Price shall be correspondingly increased.

         Any increase in the Aggregate Purchase Price resulting from such adjustment shall be paid from Fund VIII to SJMB and St. James by April 29, 2003.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to add the following paragraphs at the end of Item 6.

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated January 3, 2003, by and between Fund VIII, GP VIII, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

STOCK PURCHASE AGREEMENT

         On December 31, 2002, Fund VIII, SJMB and St. James Capital Partners entered into a Stock Purchase Agreement, pursuant to which Fund VIII purchased 751,411 shares of the Company's Common Stock (657,259 shares from SJMB, and 94,152 shares from St. James) in exchange for an aggregate cash payment by Fund VIII of $4,824,059. A copy of this Stock Purchase Agreement is attached hereto as Exhibit B.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. Joint Filing Agreement dated as of January 3, 2003 by and between First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation.

         Exhibit B December 31, 2002 Stock Purchase Agreement between First Reserve Fund VIII, L.P., SJMB, L.P., and St. James Capital Partners, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: January 3, 2003.

                                           FIRST RESERVE FUND VIII, L.P.

                                           By:  First Reserve GP VIII, L.P.,
                                                General Partner
                                                By: First Reserve Corporation,
                                                    General Partner

                                                By: /s/ Thomas R. Denison
                                                   -----------------------------
                                                   Name:  Thomas R. Denison
                                                   Title: Managing Director

                                           FIRST RESERVE GP VIII, L.P.

                                           By:  First Reserve Corporation,
                                                General Partner

                                                By: /s/ Thomas R. Denison
                                                   -----------------------------
                                                   Name:  Thomas R. Denison
                                                   Title: Managing Director

                                           FIRST RESERVE CORPORATION

                                           By: /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director

                                   SCHEDULE I

         The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

         NAME                      POSITION WITH FIRST RESERVE CORPORATION
         ----                      ---------------------------------------
  William E. Macaulay          Chairman, CEO, Managing Director and Director

      John A. Hill             Vice Chairman, Managing Director and Director

      Ben A. Guill               President, Managing Director and Director

    Will Honeybourne                         Managing Director

   Thomas R. Denison           Managing Director, General Counsel, Secretary

      Tom Sikorski                           Managing Director

   Jennifer Zarrilli       Vice President, Treasurer and Chief Financial Officer

                                  EXHIBIT INDEX

                      EXHIBIT           DESCRIPTION

                      A                 Joint Filing Agreement
                      B                 Stock Purchase Agreement
























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